YUKON-NEVADA GOLD CORP. ANNOUNCES
FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, BC – April 10, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has negotiated a $20,000,000 non-brokered flow-through private placement to sell up to 10,000,000 flow-through common shares (“FT Shares”) at $2.00 per FT Share in the capital stock of the Company.

Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “This will enable us to fast-track exploration at the Silver Valley project in the Yukon and will also free up cash for a possible expansion of mining activities at Jerritt Canyon in Nevada.”

In accordance with securities legislation currently in effect, the FT Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Associate Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.